                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                   ---------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                              PURSUANT TO RULE 13D-2(a)

                                 (AMENDMENT NO. 1)(1)


                            VIRUS RESEARCH INSTITUTE INC.
                            -----------------------------
                                   (Name of Issuer)

                                     Common Stock
                                     ------------
                            (Title of Class of Securities)

                                     92792 0 108
                                     -----------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                       ---------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 29, 1998
                                    --------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 7 Pages)


-------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------------------         -----------------------------------
 CUSIP NO. 92792 0 108                 13D     Page 2 of 7 Pages
------------------------------------         -----------------------------------


--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                                            -0-
              NUMBER              ----------------------------------------------
                OF                  8   SHARED VOTING POWER
              SHARES                        556,849
           BENEFICIALLY           ----------------------------------------------
             OWNED BY               9   SOLE DISPOSITIVE POWER
            REPORTING                       -0-
              PERSON              ----------------------------------------------
               WITH                10   SHARED DISPOSITIVE POWER
                                            556,849
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              556,849
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              6.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 92792 0 108                 13D     Page 3 of 7 Pages
------------------------------------         -----------------------------------


--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF PARTNERS L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                                            -0-
              NUMBER              ----------------------------------------------
                OF                  8   SHARED VOTING POWER
              SHARES                         1,143,099
           BENEFICIALLY           ----------------------------------------------
             OWNED BY               9   SOLE DISPOSITIVE POWER
            REPORTING                        -0-
              PERSON              ----------------------------------------------
               WITH                10   SHARED DISPOSITIVE POWER
                                             1,143,099
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,143,099
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              12.8%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 92792 0 108                 13D     Page 4 of 7 Pages
------------------------------------         -----------------------------------


--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF INC.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
                                            -0-
              NUMBER              ----------------------------------------------
                OF                  8   SHARED VOTING POWER
              SHARES                        1,143,099
           BENEFICIALLY           ----------------------------------------------
             OWNED BY               9   SOLE DISPOSITIVE POWER
            REPORTING                       -0-
              PERSON              ----------------------------------------------
               WITH                10   SHARED DISPOSITIVE POWER
                                            1,143,099
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,143,099
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              12.8%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------         -----------------------------------
 CUSIP NO. 92792 0 108                 13D     Page 5 of 7 Pages
------------------------------------         -----------------------------------


     This Amendment No. 1 (this "Amendment") relates to the Statement on
Schedule 13D, dated November 18, 1997 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Stock"), of Virus Research Institute Inc. ("VRI"). The principal executive office of VRI is located at 61 Moulton Street, Cambridge MA 02139.

     ITEM 3 is hereby amended to read in its entirety as follows:

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since February 28, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 123,999 shares of the Stock for an aggregate consideration of $459,106.30, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 175,000 shares of the Stock for an aggregate consideration of $647,967.50, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

     Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 556,849 shares of the Stock, Partners beneficially owns 1,143,099 shares of the Stock, and BVF Inc. beneficially owns 1,143,099 shares of the Stock, approximately 6.2%, 12.8% and 12.8%, respectively, of the aggregate number of shares outstanding.

     (b) BVF shares voting and dispositive power over the 556,849 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,143,099 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10 and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is
  BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

------------------------------------         -----------------------------------
 CUSIP NO. 92792 0 108                 13D     Page 6 of 7 Pages
------------------------------------         -----------------------------------


     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -    Agreement Regarding Joint Filing

     Exhibit B -    Transactions in the Stock by the Reporting Persons during
                    the last 60 days.

------------------------------------         -----------------------------------
 CUSIP NO. 92792 0 108                 13D     Page 7 of 7 Pages
------------------------------------         -----------------------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:    /s/ Mark N. Lampert
                    -----------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:    /s/ Mark N. Lampert
               ----------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:    /s/ Mark N. Lampert
          ---------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  May 8, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:    /s/ Mark N. Lampert
                    -----------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:    /s/ Mark N. Lampert
               ----------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:    /s/ Mark N. Lampert
          ---------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B


                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

-----------------------------------------------------------------------------------------------------
  SETTLEMENT      BY         FOR THE        QUANTITY    PRICE PER      TYPE OF TRADE      BROKER
     DATE                   ACCOUNT OF                    SHARE
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
 04/29/98      Partners    BVF               123,999      $3.6875     Purchase         INET
-----------------------------------------------------------------------------------------------------
 04/29/98      Partners    ILL10              11,000      $3.6875     Purchase         INET
-----------------------------------------------------------------------------------------------------
 04/29/98      Partners    PAL                 9,000      $3.6875     Purchase         INET
-----------------------------------------------------------------------------------------------------
 04/29/98      Partners    ZPG                 5,000      $3.6875     Purchase         INET
-----------------------------------------------------------------------------------------------------
 04/29/98      Partners    BVF Ltd.          150,000      $3.6875     Purchase         INET
-----------------------------------------------------------------------------------------------------

        INET         =     Instinet